Condensed Interim Financial Statements of R2 Energy Ltd. Three and six months ended June 30, 2014 and 2013 (Expressed in Canadian dollars) (Unaudited)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of R2 Energy Ltd. have been prepared by and are the responsibility of the Company’s management.

In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim financial statements.

R2 Energy Ltd.

Condensed Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Note	June 30, 2014	December 31, 2013

Assets
Current assets
Cash		$17,994	$191,560
Accounts receivable	3	8,335	30,215
		26,329	221,775

Restricted cash	4	-	730,130
Investment in associate	5	949,119	-
Equipment	6	1,565	2,033
Total assets		$987,013	$953,938

Liabilities
Current liabilities
Trade and other payables	13	$592,510	$424,592

Equity
Share capital	7	3,627,580	3,627,580
Reserves	7	122,103	110,549
Deficit		(3,355,180)	(3,208,783)
Total equity		394,503	529,346
Total liabilities and equity		$987,013	$953,938

Nature of operations and going concern (Note 1)

Subsequent events (Note 1, 13)

Approved by the Board of Directors and authorized for issue on September 11, 2014

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

R2 Energy Ltd.

Condensed Interim Statements of Loss and Comprehensive Loss

Three and six months ended June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

		Six months ended June 30,		Three months ended June 30,
	Note	2014	2013	2014	2013

Expenses
Advisory and consulting	8	$152,310	$224,479	$63,041	$114,178
Professional fees		154,269	440,204	123,067	239,126
Travel and entertainment		29,110	42,422	17,785	30,318
Share-based compensation	7	11,554	70,336	5,809	-
General and administrative		16,994	39,390	8,650	27,164
Marketing		1,449	3,350	1,449	210
Depreciation	6	468	988	234	494
Licenses and permits		44	-	-	-
		(366,198)	(821,169)	(220,035)	(411,490)

Other Items
Gain on loss of control of subsidiary	5	214,599	-	214,599	-
Loss on investment in associate	5	(19,272)	-	(19,272)	-
Finance income		37	137	12	49
Foreign exchange gain (loss)		24,437	40,702	1,735	50,060
		219,801	40,838	197,073	50,108
Loss and comprehensive loss for the period		$(146,397)	$(780,330)	$(22,962)	$(361,381)

Basic and diluted loss per common share for the period		$(0.01)	$(0.04)	$(0.00)	$(0.02)

Weighted average number of common shares outstanding – basic and diluted		21,949,554	21,949,554	21,949,554	21,949,554

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

R2 Energy Ltd.

Condensed Interim Statements of Changes in Equity

Six months ended June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	payments reserve	Deficit	equity

At December 31, 2013		21,949,554	$3,627,580	$110,549	$(3,208,783)	$529,346
Share-based compensation	7	-	-	11,554	-	11,554
Net loss		-	-	-	(146,397)	(146,397)
At June 30, 2014		21,949,554	$3,627,580	$122,103	$(3,355,180)	$394,503

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	payments reserve	Deficit	equity

At December 31, 2012		21,949,554	$3,627,580	$-	$(1,921,231)	$1,706,349
Share-based compensation	7	-	-	70,336	-	70,336
Net loss		-	-	-	(780,330)	(780,330)
At June 30, 2013		21,949,554	$3,627,580	$70,336	$(2,701,561)	$996,355

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

R2 Energy Ltd.

Condensed Interim Statement of Cash Flows

Six months ended June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

	2014	2013

Operating activities
Net loss	(146,397)	(780,330)
Adjust for:
Depreciation	468	988
Share-based compensation	11,554	70,336
Loss on investment in associate	19,272	-
Unrealized foreign exchange gain	(16,482)	(40,540)
Gain on loss of control of subsidiary	(214,599)	-
Changes in non-cash working capital items:
Accounts receivable	4,549	35,315
Trade and other payables	179,967	30,763
Cash used in operating activities	(161,668)	(683,469)

Disposition of cash on loss of control of subsidiary	(11,192)	-
Effect of exchange rate changes on cash	(706)	(1,932)
Decrease in cash	(173,566)	(685,401)
Cash and cash equivalents, beginning of period	191,560	819,671
Cash and cash equivalents, end of period	17,994	134,270

Supplemental disclosure with respect to cash flows (Note 12)

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

R2 Energy Ltd. (“R2” or “Company”) is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011.  The Company changed its name to R2 Energy Ltd. on November 21, 2011 and the Company began its operations in 2012. The registered office of the Company is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company operates in one reportable segment, being the acquisition, exploration and development of oil and gas properties.   The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Europe, Mexico and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain.

These unaudited condensed interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  There are conditions that cast significant doubt on the validity of this assumption.  The Company had negative cash flows from operations of $161,668, recorded a loss of $146,397 for the six months ended June 30, 2014 and had an accumulated deficit of $3,355,180 as at June 30, 2014. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans.  Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These unaudited condensed interim financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.  These adjustments could be material.

Subsequent to June 30, 2014, the Company acquired San Antonio Ventures Inc. (“San Antonio”), a public company listed on the TSX Venture Exchange through a reverse takeover business combination whereby R2 exchanged all of its issued and outstanding common shares for the common shares of San Antonio (Note 13).

Subsequent to June 30, 2014, the Company closed a private placement of $5,750,000 of subscription receipts for units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit.  The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. 50% of the proceeds were released on completion of the amalgamation noted above, with the other 50% being released subsequent to a special meeting of San Antonio shareholders to increase the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares and preferred shares on September 12, 2014.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(b)

Basis of measurement

These unaudited condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these unaudited condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(c)

Recent Accounting Standards and Amendments

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2017. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. IFRS 15 will be applied by the Company on January 1, 2017 and the adoption is not expected to have a material impact on the consolidated financial statements.

IFRIC 21

IFRIC 21 "Levies" was developed by the IFRS Interpretations Committee ("IFRIC") and is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this interpretation on January 1, 2014 did not have a material impact on these condensed interim consolidated financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its financial statements and they are not expected to have any material impact.

(d)

Newly adopted accounting policies

Investments in Associates

When the Company determines that it has significant influence over an investment, the investment is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings or loss of the investee, computed using the consolidation method. The amount of the adjustment is included in the determination of net earnings (loss) and the investment account is also increased or decreased to reflect the Company’s share of capital transactions. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The Company periodically assesses its investments to determine whether there is any indication of impairment. When there is an indication of impairment, the Company tests the carrying amount of the investment to ensure it does not exceed the higher of the present value of cash flows expected to be generated (value in use) and the amount that could be realized by selling the investment (fair value less cost to sell). When a reduction to the carrying amount of an investment is required after applying the impairment test, an impairment loss is recognized equal to the amount of the reduction.

3.

ACCOUNTS RECEIVABLE

Accounts receivable are comprised of Goods and Services Taxes receivable from the Canadian government.

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

4.

RESTRICTED CASH

Restricted cash was comprised of deposits held by the Bank of Spain as security for potential future obligations related to the various permitting applications the Company has submitted. The deposits do not accrue interest. Pursuant to loss of control over Montero Energy Corporation S.L. (“Montero”), the Company derecognized the restricted cash balance during the six months ended June 30, 2014 (Note 5).

5.

INVESTMENT IN ASSOCIATE

On April 4, 2014, the Company’s subsidiary, Montero sold 60% of its common shares to SA Minera Catalano Aragonesa (“SAMCA”) in consideration for EUR 1,100,000 which reduced the Company’s interest in Montero to 40% and resulted in a loss of effective control of Montero by the Company. As a result, after April 4, 2014, R2 no longer consolidates the assets, liabilities and results of operations of Montero. The Company retains significant influence over its investment in Montero through its 40% shareholding.

Accordingly, the Company has:

•

Derecognized the assets and liabilities of Montero at their carrying amounts on April 4, 2014;

•

Recognized the investment retained in Montero at its fair value; and

•

Recognized the difference as a gain attributable to the Company on the loss of effective control of Montero

The following table summarizes the carrying values of the assets and liabilities on April 4, 2014 and the gain resulting from the loss of control of Montero:

April 4, 2014
ASSETS	$
Cash	11,192
Accounts receivable	17,331
Restricted cash	747,318
Total assets	775,841

Amounts payable	12,048
Total liabilities	(12,048)

Net assets derecognized	763,793

Net assets derecognized	(763,793)
Investment in Montero (a)	(763,793)
Gain on change of ownership interests	214,599

a)

On April 4, 2014, the Company recorded its investment in Montero at its fair value of $978,391, being 40% of the net assets of Montero.

The following table summarizes the change in investment in associate for the period ended June 30, 2014:

Balance, April 4, 2014	$978,391
Share of loss in associate	(19,272)
Balance, June 30, 2014	$959,119

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUIPMENT

The following table summarizes information about the Company’s equipment:

Cost	Computer equipment	Office equipment	Total
Balance, December 31, 2013 and June 30, 2014	$5,009	$742	$5,751

Accumulated amortization	Computer equipment	Office equipment	Total
Balance, December 31, 2013	$3,499	$219	$3,718
Additions	415	53	468
Balance, June 30, 2014	$3,914	$272	$4,186

Net carrying amount	Computer equipment	Office equipment	Total
Balance, December 31, 2013	$1,510	$523	$2,033
Balance, June 30, 2014	$1,095	$470	$1,565

7.

EQUITY

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at June 30, 2014, there were 21,949,554 common shares issued and outstanding. No common shares were issued during the six months ended June 30, 2014.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”).  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years.  The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant.  Each option vesting period is determined on a grant by grant basis.

A summary of changes in share options is presented below:

	Outstanding and exercisable	Weighted average exercise price
Balance, December 31, 2012	1,346,000	$0.25
Cancelled	(400,000)	(0.25)
Granted	200,000	0.25
Balance, December 31, 2013 and June 30, 2014	1,146,000	$0.25

No share options were granted during the six months ended June 30, 2014.

During the year ended December 31, 2013, 200,000 share options were granted to consultants of the Company with an exercise price of $0.25, exercisable until July 2, 2018 and vesting over a period of three years beginning on July 2, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $21,810, or $0.11 per option.

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

7.

EQUITY (continued)

(c)

Share options (continued)

The following assumptions were used for the Black-Scholes valuation of the share options granted during the year ended December 31, 2013:

2013

Risk-free interest rate	1.13%
Expected life	3 years
Annualized volatility	65.00%
Forfeiture rate	0.00%
Dividend rate	0.00%

During the six months ended June 30, 2014, share based compensation of $11,554 (2013: $70,336) was recorded as the fair value of options vested during the period.

Share options outstanding as at June 30, 2014 are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

946,000	630,667	$0.25	April 13, 2017	2.8
200,000	-	0.25	July 2, 2018	4.0
1,146,000	630,667	$0.25		3.0

8.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2014, management fees and rent of $64,098 (2013: $113,003) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. During the three months ended June 30, 2014, management fees and rent of $32,219 (2013: $56,073) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at June 30, 2014, $183,566 (December 31, 2013: $97,407) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position. Subsequent to June 30, 2014, $130,193 of this balance was settled by the issuance of shares (Note 13).

These transactions occurred in the normal course of business operations and are for management services provided to the Company which are measured at fair value.

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash, accounts receivable, restricted cash and trade and other payables.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash, accounts receivable, restricted cash and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and cash equivalents and accounts receivable.  The Company reduces its credit risk on cash by maintaining its bank accounts at large international financial institutions.  Accounts receivable consists mainly of amounts due from the Canadian government and the Spanish government. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Cash is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian government. At June 30, 2014, the Company has cash and cash equivalents of $17,994 to settle current liabilities of $592,510 and had a working capital deficit of $566,181. Refer to Note 1 for additional details of liquidity risk as it relates to the Company continuing as a going concern.

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

9.

FINANCIAL INSTRUMENTS (continued)

Market Risk

The only significant market risk to which the Company is exposed is interest rate risk.  The Company’s short-term investments earn interest at variable rates.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.  The Company’s future interest is exposed to short-term rate fluctuations.

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is impracticable to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

10.

SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of oil and gas properties. Geographic segmentation of non-current assets is as follows:

June 30, 2014	Canada	Spain	Total
Investment	-	959,119	959,119
Equipment	1,565	-	1,565
	1,565	959,119	960,685

December 31, 2013	Canada	Spain	Total
Restricted cash	-	730,130	730,130
Equipment	2,033	-	2,033
	2,033	730,130	732,163

11.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity.  See Note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

12.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

No interest or taxes was paid or received during the six months ended June 30, 2014 or 2013.

R2 Energy Ltd.

Notes to the Condensed Interim Financial Statements

June 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

13.

SUBSEQUENT EVENTS

Subsequent to June 30, 2014, the Company acquired San Antonio Ventures Inc., a public company listed on the TSX Venture Exchange through a reverse takeover business combination (“RTO”) whereby shareholders of R2 were issued two common shares of San Antonio for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of San Antonio on the same basis .

Subsequent to June 30, 2014, the Company closed a private placement of $5,750,000 of subscription receipts for units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit.  The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. 50% of the proceeds were released on completion of the amalgamation noted above, with the other 50% being released subsequent to a special meeting of San Antonio shareholders to increase the authorized capital of San Antonio from 100,000,000 common shares to an unlimited number of common shares on September 12, 2014. 171,333 common shares were issued as finders fees in relation to the private placement.

Subsequent to June 30, 2014, the Company issued 1,124,666 common shares at a deemed price of $0.30 in settlement of $337,400 of outstanding accounts payable.

Subsequent to June 30, 2014, 2,355,000 share options were granted to directors, officers and consultants of the Company with an exercise price of $0.30, exercisable until July 31, 2024.

Subsequent to June 30, 2014, 400,000 share options were granted to an officer of the Company with an exercise price of $0.30, exercisable until August 28, 2024.